

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 2, 2017

Miles D. White
Chairman of the Board and Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

  Re: Abbott Laboratories
    Registration Statement on Form S-4
    Filed February 21, 2017
    File No. 333-216141

Dear Mr. White:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Part III of your annual report on Form 10-K for the fiscal year ended December 31, 2016 incorporates by reference portions of your proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01.

Cover Page

2. The legend states that the prospectus is not complete. The preliminary prospectus disseminated to security holders must contain all required information when an exchange offer is commenced early. Please revise.

Miles D. White
Abbott Laboratories
March 2, 2017
Page 2

Cautionary Statement Regarding Forward-Looking Statements, page ii

3.	Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise and refrain from referring to the PSLRA in disclosure made in connection with your tender offer.

Announcements, page 88

4.	Disclosure states that amendments will be followed, as promptly as practicable, by public announcement thereof. Please revise to indicate that disclosure of material changes will be disseminated promptly in accordance with Rule 13e-4(e)(3) under the Exchange Act, or advise. Refer to Rule 162(a)(2) under the Securities Act.

Withdrawal Rights; Revocation of Consents, page 92

5.	Disclosure states that tenders of notes may be withdrawn, if not yet accepted for payment, on or after April 19, 2017, the forty-first business day after commencement. We believe that April 18, 2017 is the forty-first business day after commencement. Please revise.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

							Sincerely,

							/s/ Erin K. Jaskot, *for*

							Suzanne Hayes
							Assistant Director
							Office of Healthcare and Insurance

cc:	David K. Lam, Esq.
	Wachtell, Lipton, Rosen & Katz